Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for April 2024

Passenger traffic increased year-on-year by 17.9% in Colombia and 9.4% in Puerto Rico while Mexico reported a 5.6% decrease

Mexico City, May 6, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for April 2024 reached a total of 5.8 million passengers, representing an increase of 1.3% compared to April 2023.

Passenger traffic presented year-on-year increases of 17.9% in Colombia and 9.4% in Puerto Rico, while in Mexico traffic decreased 5.6%. Passenger traffic growth in Colombia was driven by increases of 25.3% in international traffic and 16.2% in domestic traffic. Puerto Rico reported growth in domestic and international traffic, 9.4% and 9.2%, respectively. Passenger traffic in Mexico decreased 5.6%, reflecting decreases of 10.7% in domestic traffic and 1.0% in international traffic.

All figures in this statement reflect comparisons between the period from April 1 to April 30, 2024, and from April 1 to April 30, 2023. Note that in 2024 Holy Week occurred in March while in 2023 it took place in April. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary

	April		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,702,142	3,495,197	(5.6)	14,775,433	14,991,607	1.5
Domestic Traffic	1,761,767	1,573,816	(10.7)	6,545,955	6,188,901	(5.5)
International Traffic	1,940,375	1,921,381	(1.0)	8,229,478	8,802,706	7.0
San Juan, Puerto Rico	945,802	1,034,830	9.4	3,852,840	4,296,726	11.5
Domestic Traffic	846,406	926,318	9.4	3,488,335	3,862,258	10.7
International Traffic	99,396	108,512	9.2	364,505	434,468	19.2
Colombia	1,084,201	1,278,688	17.9	4,969,518	5,082,918	2.3
Domestic Traffic	871,899	1,012,775	16.2	4,048,054	3,976,235	(1.8)
International Traffic	212,302	265,913	25.3	921,464	1,106,683	20.1
Total Traffic	5,732,145	5,808,715	1.3	23,597,791	24,371,251	3.3
Domestic Traffic	3,480,072	3,512,909	0.9	14,082,344	14,027,394	(0.4)
International Traffic	2,252,073	2,295,806	1.9	9,515,447	10,343,857	8.7

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Mexico Passenger Traffic

		April		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,761,767	1,573,816	(10.7)	6,545,955	6,188,901	(5.5)
CUN	Cancun	992,922	796,486	(19.8)	3,589,402	3,116,167	(13.2)
CZM	Cozumel	14,194	18,631	31.3	46,235	77,134	66.8
HUX	Huatulco	74,711	57,383	(23.2)	289,883	233,856	(19.3)
MID	Merida	279,838	263,609	(5.8)	1,089,158	1,064,694	(2.2)
MTT	Minatitlan	10,887	12,022	10.4	36,219	40,041	10.6
OAX	Oaxaca	116,725	124,477	6.6	450,551	499,673	10.9
TAP	Tapachula	41,099	52,215	27.0	164,622	200,171	21.6
VER	Veracruz	126,081	127,889	1.4	464,227	483,618	4.2
VSA	Villahermosa	105,310	121,104	15.0	415,658	473,547	13.9
International Traffic		1,940,375	1,921,381	(1.0)	8,229,478	8,802,706	7.0
CUN	Cancun	1,832,472	1,796,360	(2.0)	7,720,690	8,206,770	6.3
CZM	Cozumel	39,478	46,575	18.0	197,681	236,805	19.8
HUX	Huatulco	13,928	14,550	4.5	71,290	94,979	33.2
MID	Merida	27,638	31,679	14.6	120,379	130,827	8.7
MTT	Minatitlan	602	543	(9.8)	2,655	2,135	(19.6)
OAX	Oaxaca	15,032	17,922	19.2	70,102	74,917	6.9
TAP	Tapachula	1,338	983	(26.5)	7,025	4,589	(34.7)
VER	Veracruz	7,654	9,753	27.4	30,824	40,464	31.3
VSA	Villahermosa	2,233	3,016	35.1	8,832	11,220	27.0
Traffic Total Mexico		3,702,142	3,495,197	(5.6)	14,775,433	14,991,607	1.5
CUN	Cancun	2,825,394	2,592,846	(8.2)	11,310,092	11,322,937	0.1
CZM	Cozumel	53,672	65,206	21.5	243,916	313,939	28.7
HUX	Huatulco	88,639	71,933	(18.8)	361,173	328,835	(9.0)
MID	Merida	307,476	295,288	(4.0)	1,209,537	1,195,521	(1.2)
MTT	Minatitlan	11,489	12,565	9.4	38,874	42,176	8.5
OAX	Oaxaca	131,757	142,399	8.1	520,653	574,590	10.4
TAP	Tapachula	42,437	53,198	25.4	171,647	204,760	19.3
VER	Veracruz	133,735	137,642	2.9	495,051	524,082	5.9
VSA	Villahermosa	107,543	124,120	15.4	424,490	484,767	14.2

US Passenger Traffic, San Juan Airport (LMM)

	April		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	945,802	1,034,830	9.4	3,852,840	4,296,726	11.5
Domestic Traffic	846,406	926,318	9.4	3,488,335	3,862,258	10.7
International Traffic	99,396	108,512	9.2	364,505	434,468	19.2

Colombia Passenger Traffic Airplan

		April		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		871,899	1,012,775	16.2	4,048,054	3,976,235	(1.8)
MDE	Rionegro	643,596	757,231	17.7	3,044,650	2,924,149	(4.0)
EOH	Medellin	93,347	97,065	4.0	368,733	400,410	8.6
MTR	Monteria	90,096	114,331	26.9	449,536	476,168	5.9
APO	Carepa	16,207	15,308	(5.5)	65,838	56,909	(13.6)
UIB	Quibdo	26,722	26,406	(1.2)	110,992	108,108	(2.6)
CZU	Corozal	1,931	2,434	26.0	8,305	10,491	26.3
International Traffic		212,302	265,913	25.3	921,464	1,106,683	20.1
MDE	Rionegro	212,302	265,913	25.3	921,464	1,106,683	20.1
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,084,201	1,278,688	17.9	4,969,518	5,082,918	2.3
MDE	Rionegro	855,898	1,023,144	19.5	3,966,114	4,030,832	1.6
EOH	Medellin	93,347	97,065	4.0	368,733	400,410	8.6
MTR	Monteria	90,096	114,331	26.9	449,536	476,168	5.9
APO	Carepa	16,207	15,308	(5.5)	65,838	56,909	(13.6)
UIB	Quibdo	26,722	26,406	(1.2)	110,992	108,108	(2.6)
CZU	Corozal	1,931	2,434	26.0	8,305	10,491	26.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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